Exhibit 10.14

DESCRIPTION OF 2004 BONUS PROGRAM FOR EXECUTIVE OFFICERS

Under the Company’s bonus program, the annual bonus of the executive officers is determined by recommendation of the Compensation Committee, after reviewing recommendations of the Chairman and Chief Executive Officer, which is then submitted for approval by the full Board.  The amount of bonus that may be earned is based on a targeted percentage of the executive officer’s annual salary, subject to a maximum-targeted percentage. Subject to adjustment by the Board of Directors, the bonuses of the executive officers for 2004 are based 80% on achievement of the Company’s performance objectives as established by the Compensation Committee and 20% on achievement of the individual’s performance objectives. The Company’s overall performance objectives are measured by certain operational and financial objectives.  The operational objectives for the Company for 2004 consisted of targeted annual increases in reserves (weighted 40%) and production (weighted 30%), competitive finding and development costs (weighted 15%) and operating expenses (weighted 15%), as compared with those projected in the Company’s annual budget for the applicable period. The financial goals for the Company for 2004 were: (1) to ensure that funds were available to execute the Company’s overall recommended case capital spending program as projected in its 2004 annual budget and plan (the “Recommended Case”) while maintaining a prudent financial structure with a debt-to-total capital ratio of less than 30%, subject to adjustment due to acquisitions; (2) to fund the Recommended Case, excluding acquisitions, from internal cash flow rather than taking on more debt; and (3) building pre-tax cash flow from our exploration and production activities to a level sufficient to provide the necessary funds to conduct a program that will provide consistent physical (reserve and production) and fiscal  (cash flow and net income) growth for Edge.

Individual performance is assessed by a performance management process based on mutually defined expectations for each employee, including executive officers. The process includes individual appraisal components that are both objective and subjective. The objective components include quantifiable objectives and the subjective performance components include roles and accountabilities, performance attributes and behaviors. Individual performance of the executive officers, except the Chief Executive Officer, is first assessed by the Chief Executive Officer, who makes recommendations to the Compensation Committee for its consideration.  Bonus opportunities for Messrs. Long and Tugwell for 2004 ranged from 0% to 80% of base salary. Mr. Elias’ employment agreement provides a bonus opportunity ranging from 0% to 100% of his base salary subject to the achievement of specific objective and subjective performance criteria established mutually between the Compensation Committee and Mr. Elias on an annual basis. For 2004, the Board determined that a bonus for Mr. Elias would be determined based 80% on the achievement of the same Company performance criteria applicable to the other executive officers and 20% on the achievement of certain individual performance objectives as determined by the Compensation Committee and approved by the full Board. Bonus awards to be paid, if any, for 2004 performance are not determined as of the date of this Form 10-K and will be reported in the Proxy Statement for the 2006 Annual Meeting.

Under the bonus program, the 2004 bonuses will be paid in cash. All bonuses are subject to the final approval of the Board of Directors.